CONTINENTAL ALLOY WHEEL CORPORATION
PO BOX 717
CULPEPER, VA 22701

February 6, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-4561

Attention: Dan Morris

Re:	Continental Alloy Wheel Corporation
Amendment No. 4 to Registration Statement on Form S-1
Amended on December 22, 2011
File Number: 333-173038

Dear Sirs,

In response to your letter dated January 6, 2012, concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

Prospectus Cover Page

1.
We note your disclosure in the fourth sentence of the second paragraph of the cover page that Underhill Securities will act as trustee for persons having beneficial interests in the account. Please revise to clarify that all subscription funds will be held for the sole benefit of the purchasers. See Rule 419(b)(2)(iii) and (b)(3)(ii). Also, please revise the cover page to disclose, if true, that the books and records of the broker-dealer will indicate the name, address and interest of each person for whom the account is held. See Rule 419(b)(1)(ii).

The disclosure has been clarified and the cover page has been revised. Additionally, a sentence has been added to the Trust Agreement in Section 3 under the heading DEPOSIT OF OFFERING PROCEEDS AND SECURITIES to clarify the same.

2.	Please revise the cover page to restore the information previously provided in the fourth paragraph on the cover page of Amendment No. 1 filed with the Commission on September 23, 2011.

The information previously provided on the cover page of Amendment No. 1 has been restored.

The Offering, page 6

3.
We note your response to prior comment 4 and reissue in part. Please disclose the identity of the party responsible for determining whether the conditions to the offer and to the release of funds and securities have been met.

The key provisions of Rule 419 relating to the party responsible for determining whether the conditions to the offer and to the release of funds and securities have been met are already in “The Offering” section of the Registration Statement, under the subheading Release of Deposited Securities and Deposited Funds: “(1) The Escrow Agent has received written certification from the Company and any other evidence acceptable by the Escrow Agent . . .”

Deposit of Offering Proceeds and Securities, page 7

4.	We note that your disclosure does not discuss the deposit of securities into the account. Please revise your disclosure or tell us why you believe revisions are unnecessary.

The disclosure has been revised to discuss deposit of securities pursuant to Rule 419(b)(3)(i) & (ii).

5.
Please revise to disclose that the restriction discussed in the final sentence of this section is imposed by your escrow agreement with Underhill Securities. Given that the terms of your escrow agreement will govern the release of funds, please remove your reference in this sentence to language under Rule 419 that would, in the absence of your contractual terms, permit you to access 10% of proceeds prior to completion of the offering. Also, please clarify the specific risk factor that you intend to cross-reference as it does not appear that any of risks discussed in the prospectus relate to the release of 10% of proceeds.

The disclosure has been revised to indicate that the restriction discussed in the final sentence of this section is imposed by the Trust Agreement with Underhill Securities Corp. The reference to Rule 419 has been removed and the specific risk factor has been amended and cross-referenced.

Deposit into Escrow Account, page 19

6.
With respect to your response to prior comment 6, we note your continued disclosure in this section that interest may accrue on deposited funds and that you may issue convertible securities or other derivative securities in connection with this offering. Your disclosure elsewhere in the prospectus expressly states that deposited funds will be held in a non-interest bearing account and makes no reference to convertible securities or other derivative securities. Please reconcile.

The disclosure has been revised to remove all references to interest on deposited funds and convertible and other derivative securities.

7.
Refer to the first sentence of the final paragraph of this section. Your disclosure here and elsewhere in the prospectus states that Underhill Securities has established (or will establish) an account at Wells Fargo Bank and will deposit offering proceeds into the account. However, the escrow agreement filed as exhibit 99.1(a) states that the account was established by the company. We also note that Section 3 of the escrow agreement and pages 6 and 19 of the prospectus state that the company will be responsible for depositing funds into the account. Please reconcile.

The Trust Agreement has been amended to clarify that Underhill Securities Corp established the bank account.

The Trust Agreement and prospectus have been amended to remove inferences that the company will be responsible for the deposit of funds.

Financial Statements

8.	Please update the financial statements when required by Rule 8-08 of Regulation S-X.

September 30, 2011 financial statements are not more than 135 days old.

Consent of Independent Registered Public Accounting Form - Exhibit 23.1

9.
To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

Updated consent of Independent Registered Public Accounting Firm has been filed with Amendment No. 5.

Exhibit 99.1(a)

10.
Refer to paragraph vii. under “Deposit and investment of offering proceeds” on page 2 of the escrow agreement. We note that this paragraph does not specify the offering amount that must be reached in order for the escrow to terminate. Please advise.

The Trust Agreement has been revised.

Yours truly,

/s/ Andrew J. Befumo
Andrew J. Befumo, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, President & Director